                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Information to be Included in Statements
                   Filed Pursuant to 13d-1(a) and Amendments
                       thereto filed pursuant to 13d-2(a)

                               (Amendment No. 3)

                          COLUMBIA LABORATORIES, INC.
                                (Name of Issuer)

                          COMMON STOCK $ .01 PAR VALUE
                         (Title of Class of Securities)

                                   197779101
                                 -----------------
                                 (CUSIP Number)

                                 DAVID M. KNOTT
                      485 Underhill Boulevard, Suite 205,
                  Syosset, New York 11791-3419 (516) 364-0303
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               December 14, 1998
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                         (continued on following pages)

CUSIP No.197779101

--------------------------------------------------------------------------------
 1   Name of Reporting Person                                 David M. Knott
     S.S. or I.R.S. Identification No. of above Person          SS# ###-##-####
--------------------------------------------------------------------------------

 2   Check the Appropriate Box if a Member of a Group* (a)
     X
           (b)
--------------------------------------------------------------------------------

 3   SEC Use Only
--------------------------------------------------------------------------------

 4   Source of Funds*
                                          PF, OO
--------------------------------------------------------------------------------

 5   Check Box if Disclosure of Legal Proceeding is Required
     Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

 6   Citizenship or Place of Organization                               U.S.A.
--------------------------------------------------------------------------------

Number of               7       Sole Voting Power                      906,300
Shares                  --------------------------------------------------------
Beneficially            8       Shared Voting Power                     99,200
Owned by                --------------------------------------------------------
Each                    9       Sole Dispositive Power                 906,300
Reporting               --------------------------------------------------------
Person                  10      Shared Dispositive Power                99,800
With
--------------------------------------------------------------------------------

 11  Aggregate Amount Beneficially Owned by Each Reporting Person    1,006,100
--------------------------------------------------------------------------------

 12  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*
--------------------------------------------------------------------------------

 13  Percent of Class Represented by Amount in Row (11)              3.5 %
--------------------------------------------------------------------------------

 14  Type of Reporting Person*                                       IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No.197779101

--------------------------------------------------------------------------------
 1   Name of Reporting Person                          Knott Partners, L.P.
     S.S. or I.R.S. Identification No. of above Person     TIN# 11-2835793
--------------------------------------------------------------------------------

 2   Check the Appropriate Box if a Member of a Group*   (a)
     X
                                (b)
--------------------------------------------------------------------------------

 3   SEC Use Only
--------------------------------------------------------------------------------

 4   Source of Funds*
                                                WC
--------------------------------------------------------------------------------

 5   Check Box if Disclosure of Legal Proceeding is Required
     Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

 6   Citizenship or Place of Organization                           U.S.A.
--------------------------------------------------------------------------------

Number of               7   Sole Voting Power                        460,000
Shares                  --------------------------------------------------------
Beneficially            8   Shared Voting Power
Owned by                --------------------------------------------------------
Each                    9   Sole Dispositive Power                   460,000
Reporting               --------------------------------------------------------
Person                 10   Shared Dispositive Power
With
--------------------------------------------------------------------------------

 11  Aggregate Amount Beneficially Owned by Each Reporting Person    460,000
--------------------------------------------------------------------------------

 12  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*
--------------------------------------------------------------------------------

 13  Percent of Class Represented by Amount in Row (11)                 1.6 %
--------------------------------------------------------------------------------

 14  Type of Reporting Person*                                       PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No.197779101

--------------------------------------------------------------------------------

 1   Name of Reporting Person                      Dorset Management Corporation
     S.S. or I.R.S. Identification No. of above Person     TIN# 11-2873658
--------------------------------------------------------------------------------

 2   Check the Appropriate Box if a Member of a Group*  (a)
     X
                                  (b)
--------------------------------------------------------------------------------

 3   SEC Use Only
--------------------------------------------------------------------------------

 4   Source of Funds*
                                                                        OO
--------------------------------------------------------------------------------

 5   Check Box if Disclosure of Legal Proceeding is Required
     Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

 6   Citizenship or Place of Organization                         U.S.A.
--------------------------------------------------------------------------------

Number of               7    Sole Voting Power                         430,100
Shares                 ---------------------------------------------------------
Beneficially            8    Shared Voting Power                        92,000
Owned by               ---------------------------------------------------------
Each                    9    Sole Dispositive Power                    430,100
Reporting              ---------------------------------------------------------
Person                 10    Shared Dispositive Power                   92,000
With
--------------------------------------------------------------------------------

 11  Aggregate Amount Beneficially Owned by Each Reporting Person      522,100
--------------------------------------------------------------------------------

 12  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*
--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)                1.8 %
--------------------------------------------------------------------------------
 14  Type of Reporting Person*                                         CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No.197779101

--------------------------------------------------------------------------------

 1   Name of Reporting Person                  Matterhorn Offshore Fund Limited
     S.S. or I.R.S. Identification No. of above Person         N/A
--------------------------------------------------------------------------------

 2   Check the Appropriate Box if a Member of a Group*   (a)
     X
                                            (b)
--------------------------------------------------------------------------------

 3   SEC Use Only
--------------------------------------------------------------------------------

 4   Source of Funds*
                                                WC
--------------------------------------------------------------------------------

 5   Check Box if Disclosure of Legal Proceeding is Required
     Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

 6   Citizenship or Place of Organization                British Virgin Islands.
--------------------------------------------------------------------------------

Number of                 7   Sole Voting Power
Shares                   -------------------------------------------------------
Beneficially              8   Shared Voting Power                        92,000
Owned by                 -------------------------------------------------------
Each                      9   Sole Dispositive Power
Reporting                -------------------------------------------------------
Person                   10   Shared Dispositive Power                   92,000
With
--------------------------------------------------------------------------------

 11  Aggregate Amount Beneficially Owned by Each Reporting Person        92,000
--------------------------------------------------------------------------------

 12  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*
--------------------------------------------------------------------------------

 13  Percent of Class Represented by Amount in Row (11)                  0.3 %
--------------------------------------------------------------------------------

 14  Type of Reporting Person*                                    CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13-D

          Capitalized terms used herein without definition have the meanings ascribed to them in the Schedule 13D filed on July 16, 1998 (the "Schedule 13D") by (i) David M. Knott, (ii) Knott Partners, L.P., (iii) Dorset Management Corporation, and (iv) Matterhorn Offshore Fund Limited (collectively, the "Reporting Persons").

ITEM 4.  Purpose Of Transaction

     Item 4 is hereby amended to include the following paragraphs:

     On December 14, 1998, the Company announced that it planned to restructure its Board of Directors to include three new outside directors, including James
J. Apostolakis. The Company also announced that it planned to hold its annual shareholders meeting on January 28, 1999, in New York City. The Company's announcement followed discussions over an extended period of time with Mr. Knott and certain of the Other Reporting Persons and others, and reflected, among other things, the evolution of an understanding regarding the future composition of the Board and certain related matters. It is anticipated that that understanding will be reflected in a definitive agreement expected to be entered into shortly among the Company, certain members of senior management, Mr. Knott, Knott Partners, L.P., Anthony R. Campbell and certain additional Other Reporting Persons.

     On the foregoing basis, the Committee described in the Schedule 13D is being discontinued and the Reporting Persons are no longer pursuing the matters discussed therein with the Other Reporting Persons. It is anticipated that those persons who become signatories to a definitive agreement as noted above will make such further filings as may be appropriate in that connection going forward.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

          Item 5 is hereby amended to read in full as follows:

          (a) To the knowledge of the Reporting Persons, based upon information reported in Amendment No. 4 to Schedule 13D dated December 14, 1998 filed by James J. Apostolakis and certain of the Other Reporting Persons and Amendment No. 1 to Schedule 13D dated December 14, 1998 filed by Anthony R. Campbell, an aggregate of 4,003,600 shares of the Company's Common Stock, representing approximately 14.0% of the shares of outstanding Common Stock, were beneficially owned by the Reporting Persons and the Other Reporting Persons, 2,997,500 shares of which, representing approximately 10.5% of the shares of the outstanding Common Stock/1/, were beneficially owned by the Other Reporting Persons.

----------------
/1/Based upon 28,684,687 shares of Common Stock reported by the Company to be outstanding as of October 31, 1998.

          Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 ("Rule 13d-3"), Mr. Knott may be deemed to own beneficially 1,006,100 shares of the Company's Common Stock, which represents 3.5% of all outstanding Common Stock of the Company and includes all of the shares beneficially owned or deemed to be beneficially owned by the persons named below in this Paragraph (a).

          The Partnership beneficially owns 460,000 shares of the Company's Common Stock, which represents 1.6% of all outstanding Common Stock of the Company.

          Pursuant to Rule 13d-3, Dorset may be deemed to own beneficially 522,100 shares of the Company's Common Stock, which represents 1.8% of all outstanding Common Stock of the Company and includes all of the shares beneficially owned by Matterhorn.

          Matterhorn beneficially owns 92,000 shares of the Company's Common Stock, which represents 0.3% of all outstanding Common Stock of the Company.

          Each of Mr. Knott, the Partnership, Dorset and Matterhorn disclaims beneficial ownership of the securities beneficially owned by any other Reporting Person. Mr. Knott disclaims beneficial ownership of the securities beneficially owned by Mrs. Knott. The Reporting Persons disclaim beneficial ownership of the securities beneficially owned by the Other Reporting Persons.

          (b) Mr. Knott individually (i) has the sole power to vote and to dispose of (1) 16,200 shares of the Company's Common Stock held in his and his IRA's accounts and (2) 460,000 shares held in the Partnership's account, (ii) shares with the respective account owners the power to vote and to dispose of 7,200 shares held by the accounts of his minor children, and (iii) shares with the respective account owners the power to dispose of (but not to vote) 600 shares held by the accounts of Mrs. Knott's IRA.

          As President of Dorset, Mr. Knott (iv) has the sole power to vote and to dispose of 430,100 shares of the Company's Common Stock and (v) shares with the respective account owner the power to vote and to dispose of 92,000 shares held in Matterhorn's account.

          The Partnership (except through its sole general partner, Mr. Knott) neither holds nor shares with any person the power to vote or to dispose of the Company's Common Stock.

          Matterhorn shares with Dorset and Mr. Knott the power to vote and to dispose of 92,000 shares held by Matterhorn.

          (c) Each transaction in the Common Stock made by the Reporting Persons during the past 60 days is described on Schedule 1 annexed hereto. All such transactions were effected in the open market in ordinary brokerage transactions through various broker-dealer firms.

          (d) Of the 1,006,100 shares of Common Stock which may be deemed to be beneficially owned by Mr. Knott, all but the 23,400 shares held in his and his IRA's accounts and the accounts of his minor children are owned on behalf of other persons or entities having the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, such shares. No individual person or entity has such right with regard to greater than five percent of the class of Common Stock.

          (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer.

     Item 6 is hereby amended to read in full as follows:

     It is anticipated that the understanding referred to in Item 4 will be reflected in a definitive agreement expected to be entered into shortly among the Company, certain members of senior management, Mr. Knott, Knott Partners, L.P., Anthony R. Campbell and certain additional Other Reporting Persons.

                              SIGNATURE
                              ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                /s/ David M. Knott
                               ---------------------------------
                               DAVID M. KNOTT



                              KNOTT PARTNERS, L.P.


                              By: /s/ David M. Knott
                                 -------------------------------
                                 David M. Knott, General Partner



                              DORSET MANAGEMENT CORPORATION


                              By: /s/ David M. Knott
                                 -------------------------------
                                 David M. Knott, President



                              MATTERHORN OFFSHORE FUND LIMITED

                              By:  Inter Caribbean Services, Ltd., Sole Director


                              By: /s/ Wiekert Weber
                                 -------------------------------
                                 Wiekert Weber, Attorney-in-Fact A



Dated:    December 17, 1998

                                     SCHEDULE 1

TRANSACTION         PERSON NAMED IN                             NUMBER    PRICE PER
   DATE          ITEM 5, PARAGRAPH (A)       TRANSACTION TYPE  OF SHARES  SHARE ($)
-----------  ------------------------------  ----------------  ---------  ----------
   10/28/98  Mr. Knott/Dorset                    Purchase          6,100       3.22
   10/29/98  Mr. Knott/Dorset                    Purchase          4,100       3.24
   10/30/98  Mr. Knott/Dorset                    Purchase          3,200       3.29
    11/2/98  Mr. Knott/Dorset                    Purchase          8,100       3.57
    11/3/98  Mr. Knott/Dorset                    Purchase          5,600       4.29
   10/28/98  Mr. Knott/Partnership               Purchase          9,700       3.22
   10/29/98  Mr. Knott/Partnership               Purchase          7,200       3.24
   10/30/98  Mr. Knott/Partnership               Purchase          4,000       3.29
    11/2/98  Mr. Knott/Partnership               Purchase         12,000       3.57
    11/3/98  Mr. Knott/Partnership               Purchase          8,200       4.29
    11/6/98  Mr. Knott/Partnership               Purchase         62,900       4.49
   12/11/98  Mr. Knott/Partnership                 Sale          100,000       2.97
   12/14/98  Mr. Knott/Partnership                 Sale           65,000       3.06
   12/15/98  Mr. Knott/Partnership                 Sale           32,200       2.97
   12/16/98  Mr. Knott/Partnership                 Sale           41,900       2.79
   12/17/98  Mr. Knott/Partnership                 Sale           20,000       2.72
   10/28/98  Mr. Knott/Dorset/Matterhorn         Purchase          2,200       3.22
   10/29/98  Mr. Knott/Dorset/Matterhorn         Purchase            700       3.24
   10/30/98  Mr. Knott/Dorset/Matterhorn         Purchase            600       3.29
    11/2/98  Mr. Knott/Dorset/Matterhorn         Purchase          1,900       3.57
    11/3/98  Mr. Knott/Dorset/Matterhorn         Purchase          1,200       4.29
   12/17/98  Mr. Knott                             Sale           32,000       2.72
   12/17/98  Mr. Knott (for wife)                  Sale            6,000       2.66